Mail Stop 3561

March 6, 2009

Bradley J. Moynes
Chief Executive Officer
Black Diamond Brands Corporation
595 Hornby Street, Suite 600
Vancouver, BC, Canada, V6C 2E8

> **Re: Black Diamond Brands Corporation**
> **Form 20-F/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 3, 2009**
> **File No. 000-52145**

Dear Mr. Moynes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for Fiscal Year Ended December 31, 2007

Item 15T – Controls and Procedures, page 39

Management's Annual Report on Internal Control Over Financial Reporting

1. We reviewed your response to our prior comment one. As disclosed, once you have completed your evaluation of your internal controls over financial reporting and formed a conclusion, please amend your Form 20-F to include such conclusion and remediation plan, if any.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Ethan Horowitz, Senior Staff Accountant, at (202) 551-3311 or Brian K. Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services